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                             September 20, 2023

       Diego Rivas
       Chief Financial Officer
       Grupo Financiero Galicia SA
       Tte. Gral. Juan D. Peron 430, 25th Floor
       C1038 AAJ - Buenos Aires, Argentina

                                                        Re: Grupo Financiero
Galicia SA
                                                            Form 20-F
                                                            Filed April 24,
2023
                                                            File No. 000-30852

       Dear Diego Rivas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 24, 2023

       B.4 Selected Statistical Information
       viii) Loss Experience, page 72

   1. We note the material adjustments in the changes in the loss allowance tables on page 72 presented as
Inflation effect   . Please provide us an accounting analysis detailing what
                                                        these adjustments
represent, the specific IFRS guidance that supports the adjustments, where the offsetting
amounts are recognized, and how the adjustments were measured.
                                                        Specifically tell us if
the loss allowance is a monetary item under IAS 29 and whether the adjustments represent
the restatement of the opening balances. Please revise future filings to explain more clearly
what this adjustment represents and provide additional information in your accounting
policies to explain why it was recognized.
   2. Please tell us and revise future filings to disclose whether your financial statements are based on a historical
cost approach or a current cost approach. Refer to IAS 29.39(b) for
 Diego Rivas
Grupo Financiero Galicia SA
September 20, 2023
Page 2
         guidance.
Note 23 - Deposits, page F-51

3. Please tell us and revise future filings to disclose the information required by Item 1406(e)
         of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Shannon Davis at (202) 551-6687 or Michael Volley at
(202) 551-
3437 with any questions.



FirstName LastNameDiego Rivas                                  Sincerely,
Comapany NameGrupo Financiero Galicia SA
                                                               Division of
Corporation Finance
September 20, 2023 Page 2                                      Office of
Finance
FirstName LastName